FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of           SEPTEMBER                                   2003
                           -----------------------------------        --------


                          RESEARCH IN MOTION LIMITED
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F            Form 40-F      X
                            ---------            -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No      X
                         ---------              -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                DOCUMENT INDEX


     Document                                                          Page No.

        1.        News Release dated September 25, 2003 ("RESEARCH          4
                  IN MOTION REPORTS SECOND QUARTER RESULTS")

        2.        Research In Motion Limited  - Consolidated Financial     11
                  Statements and Notes thereto for the Three Month and
                  Six Month Periods ended August 30, 2003 and August 31,
                  2002

        3.        Research In Motion Limited  - Management's Discussion    33
                  and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended August 30, 2003

                                                                DOCUMENT 1

[RIM LOGO OMITTED]

                                                                  NEWS RELEASE

                                                             SEPTEMBER 25, 2003

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

WATERLOO, ONTARIO - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 30, 2003 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the second quarter of fiscal 2004 was $125.7 million, up 20% from $104.5 million in the previous quarter and up 70% from $73.4 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 53% for handhelds, 32% for service, 9% for software licences and 6% for OEM radios and other revenue. The total number of BlackBerry(R) subscribers increased by approximately 96,000 from the prior quarter to 711,000 subscribers. Gross margins increased to 46.3% in the current quarter from 45.6% in the prior quarter.

"RIM's technology and business plans remained on track during the second quarter as the global popularity of BlackBerry continued to grow," said Jim Balsillie, Chairman and Co-CEO at RIM. "Our outlook for further growth in the second half of the fiscal year is supported by ongoing product leadership, channel strength and sales momentum."

Net income for the quarter was $2.1 million, or $0.03 per share basic and diluted, compared to a net loss of $8.2 million or $0.11 per share in the prior quarter. The patent litigation provision recorded for the quarter was $5.7 million (Note: RIM filed its notice of appeal in the NTP patent case with the Court of Appeals on August 29, 2003). Excluding the litigation charge, the Company's adjusted net income and adjusted earnings per share was $7.8 million or $0.10 per share, basic and diluted. The adjusted net income and adjusted earnings per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. This adjusted measure should be considered in the context of RIM's GAAP results.

The total of cash, cash equivalents and investments held to maturity was approximately $528 million as at August 30, 2003, compared to $510 million at the end of the previous quarter, for a net increase of $18 million quarter over quarter.

HIGHLIGHTS OF THE SECOND QUARTER:

o RIM unveiled its new Java-based BlackBerry 7230(TM)(color), BlackBerry 7210(TM) (color) and BlackBerry 6230(TM) (monochrome) handhelds.

o T-Mobile International launched the BlackBerry 7230 and BlackBerry 6230 models with the new BlackBerry service designed for professional consumers and smaller firms in Austria, Germany and the UK.

o T-Mobile USA launched the BlackBerry 7230 and BlackBerry 6210 handhelds in the United States.

o AT&T Wireless launched the BlackBerry 7210 (color) handheld in the United States.

o        Rogers AT&T Wireless launched the BlackBerry 6210 in Canada.

o        Telstra launched the BlackBerry 7230 in Australia.

o RIM introduced a new version of its BlackBerry Development Environment for J2ME that incorporates support for Over-The-Air application deployment and new BlackBerry API specifications that allow developers to leverage and integrate with BlackBerry email and PIM applications.

o RIM announced support for the IBM Lotus Instant Messaging Everyplace 3 application on Java-based BlackBerry Wireless Handhelds.

o BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform with a wide range of new products, services and tools that help customers extend their wireless data strategies beyond wireless email.

HIGHLIGHTS SUBSEQUENT TO QUARTER END:

o O2 announced availability of the BlackBerry 7230 for enterprise customers in the UK and Germany (with availability in Ireland expected in October).

o RIM announced the availability of its S/MIME (Secure Multipurpose Internet Mail Extensions) Support Package v1.5 for Java-based BlackBerry handhelds.

o IBM and RIM announced an agreement to provide mobile workers with better access to enterprise information and applications using WebSphere Everyplace Access mobile middleware and BlackBerry Enterprise Server.

o BlackBerry was ranked #1 by customers in the legal industry with over 85% of the AmLaw 100 and 70% of the AmLaw 200 law firms already using BlackBerry.

The replay of the company's Q2 conference call can be accessed after 7 p.m. (eastern), September 25, 2003 until midnight (eastern), October 2, 2003. It can be accessed by dialing 416-640-1917 and entering reservation number 21000721#. The conference will also appear on the RIM web site, live at 5:00 pm and archived at http://www.rim.com/investors/events/index.shtml until midnight October 10, 2003.

                                      ###

ABOUT RESEARCH IN MOTION (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


FOR MORE INFORMATION:
Contact RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net
                                                    --------------------------

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                           RESEARCH IN MOTION LIMITED
                     INCORPORATED UNDER THE LAWS OF ONTARIO
          (UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA)


CONSOLIDATED STATEMENTS OF OPERATIONS

                                           For the three months ended
                                 August 30,2003       May 31,2003     August 31,2002
                                 --------------       -----------     ---------------
                                   (unaudited)        (unaudited)       (unaudited -
                                                                      adjusted to US GAAP)

Revenue                        $  125,679                $  104,461               $   73,418
Cost of sales                      67,549                    56,814                   39,823
                               --------------------------------------------------------------
Gross margin                       58,130                    47,647                   33,595
                               --------------------------------------------------------------
     Gross margin %                 46.3%                     45.6%                    45.8%

Expenses
Research and development,           14,701                    14,387                   13,913
net of government funding
Selling, marketing                  28,970                    28,059                   28,529
and administration
Amortization                        8,879                     8,424                    6,927
Litigation and                      5,653                     7,459                    4,910
related expenses
                               --------------------------------------------------------------
                                   58,203                    58,329                   54,279
                               --------------------------------------------------------------

Loss from operations                  (73)                  (10,682)                 (20,684)

Investment income                   2,222                     2,496                    2,877
                               --------------------------------------------------------------
Income (loss) before                2,149                    (8,186)                 (17,807)
recovery of income taxes
Recovery of income taxes                -                         -                   (3,575)
                               --------------------------------------------------------------
Net income (loss)              $    2,149                $   (8,186)              $  (14,232)
                               ==============================================================
Income (loss) per share
     Basic                     $     0.03                $    (0.11)              $    (0.18)
                               ==============================================================
     Diluted                   $     0.03                $    (0.11)              $    (0.18)
                               ==============================================================
Weighted average number
 of common shares
 outstanding (000's)
     Basic                         77,662                    77,276                   77,753
     Diluted                       81,630                    77,276                   77,753


                           RESEARCH IN MOTION LIMITED
                     INCORPORATED UNDER THE LAWS OF ONTARIO
          (UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA)


CONSOLIDATED BALANCE SHEETS


As at                                       August 30,2003          March 1,2003
---------------------------------------------------------------------------------
                                             (unaudited)        (audited-adjusted
                                                                     to US GAAP)
Assets
Current
Cash and cash equivalents                      $  369,746        $  340,681
Restricted cash                                    14,498                 -
Trade receivables                                  50,259            40,803
Other receivables                                   6,266             4,538
Inventory                                          28,582            31,275
Prepaid expenses                                   15,225            11,079
 and other assets
                                               ------------------------------
                                                  484,576           428,376

Investments held to maturity                      158,342           190,030
Capital assets                                    152,208           161,183
Intangible assets                                  69,109            51,479
Goodwill                                           30,588            30,588
                                               ------------------------------
                                               $  894,823        $  861,656
                                               ==============================

Liabilities
Current
Accounts payable and accrued liabilities       $   90,686        $   73,009
Accrued litigation and related expenses            62,471            50,702
Income taxes payable                                5,958             4,909
Deferred revenue                                   14,641            14,336
Current portion of long-term debt                   6,454             6,143
                                               ------------------------------
                                                  180,210           149,099

Long-term debt                                      6,109             5,776
                                               -------------------------------
                                                  186,319           154,875

Shareholders' equity
Share capital                                     879,949           874,377
Accumulated deficit                              (177,072)         (171,035)
Accumulated other comprehensive income              5,627             3,439
                                               ------------------------------
Total shareholders' equity                        708,504           706,781
                                               ------------------------------
                                               $  894,823        $  861,656
                                               ==============================

                           RESEARCH IN MOTION LIMITED
                     INCORPORATED UNDER THE LAWS OF ONTARIO
          (UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA)


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                     For the three             For the six
                                                     months ended             months ended
                                                   August 30, 2003          August 30, 2003
----------------------------------------------------------------------------------------------
                                                                 (unaudited)

Cash flows from operating activities
Net income (loss)                                   $   2,149                  $ (6,037)

Items not requiring an outlay of cash:
Amortization                                           14,824                    25,661
Unrealized foreign exchange gain (loss)                   (98)                     (439)
                                                    --------------------------------------
                                                       16,875                    19,185


Net changes in non-cash working capital items          11,164                    21,630
                                                     -------------------------------------
                                                       28,039                    40,815
                                                     -------------------------------------

Cash flows from financing activities
Change in restricted cash                              (7,614)                  (14,498)
Issuance of share capital and warrants                  4,691                     5,572
Repayment of debt                                        (108)                     (197)
                                                     --------------------------------------
                                                       (3,031)                   (9,123)
                                                     --------------------------------------

Cash flows from investing activities
Proceeds on sale or maturity
 of investments held to maturity                          373                    31,688
Acquisition of capital assets                          (3,071)                   (6,662)
Acquisition of intangible assets                       (3,527)                  (27,653)
                                                     --------------------------------------
                                                       (6,225)                   (2,627)
                                                     --------------------------------------

Net increase in cash and
cash equivalents for the period                        18,783                    29,065

Cash and cash equivalents, beginning of period        350,963                   340,681
                                                     --------------------------------------
Cash and cash  equivalents, end of period            $369,746                  $369,746
                                                     ======================================

                                                          As at                     As at
                                                August 30, 2003                May 31, 2003

Cash and cash equivalents                            $369,746                  $350,963
Investments held to maturity                          158,342                   158,715
                                                     --------------------------------------
Cash, cash equivalents and
investments held to maturity                         $528,088                  $509,678
                                                     ======================================


                                                                    DOCUMENT 2

                           Research In Motion Limited
                     Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)


Consolidated Balance Sheets                                                               As at
                                                                 August 30               March 1                  March 1
                                                                   2003                   2003                     2003
                                                              -----------------     ------------------     ------------------
                                                                             US GAAP                            Cdn. GAAP
                                                                (unaudited)             (adjusted)
Assets                                                            (note 1)               (note 1)               (note 1)
Current

Cash and cash equivalents (note 12(a))                             $   369,746            $   340,681            $   340,681
Restricted cash (note 9)                                                14,498                      -                      -
Trade receivables                                                       50,259                 40,803                 40,803
Other receivables                                                        6,266                  4,538                  4,538
Inventory                                                               28,582                 31,275                 31,275
Prepaid expenses and other (note 7)                                     15,225                 11,079                  7,640
                                                              -----------------     ------------------     ------------------
                                                                       484,576                428,376                424,937

Investments held to maturity (note 5)                                  158,342                190,030                190,030

Capital assets                                                         152,208                161,183                162,575

Intangible assets (note 6)                                              69,109                 51,479                 51,479

Goodwill                                                                30,588                 30,588                 30,588
                                                              -----------------     ------------------     ------------------
                                                                   $   894,823            $   861,656            $   859,609
                                                              =================     ==================     ==================

Liabilities
Current

Accounts payable and accrued liabilities                            $   90,686             $   73,009             $   73,009
Accrued litigation and related expenses (note 9)                        62,471                 50,702                 50,702
Income taxes payable                                                     5,958                  4,909                  4,909
Deferred revenue                                                        14,641                 14,336                 14,336
Current portion of long-term debt                                        6,454                  6,143                  6,143
                                                              -----------------     ------------------     ------------------
                                                                       180,210                149,099                149,099
Long-term debt                                                           6,109                  5,776                  5,776
                                                              -----------------     ------------------     ------------------
                                                                       186,319                154,875                154,875
                                                              -----------------     ------------------     ------------------

Shareholders' Equity
Share capital
  Issued - 77,933,425 (March 1, 2003 - 77,172,597) (note 3)            879,949                874,377                874,377
Accumulated deficit                                                   (177,072)              (171,035)              (169,643)
Accumulated other comprehensive income (note 7)                          5,627                  3,439                      -
                                                              -----------------     ------------------     ------------------
                                                                       708,504                706,781                704,734
                                                              -----------------     ------------------     ------------------
                                                                   $   894,823            $   861,656            $   859,609
                                                              =================     ==================     ==================


See notes to the consolidated financial statements.


                           Research In Motion Limited
                     Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Deficit


                                                                                  For the Three Months Ended
                                                                     August 30             August 31             August 31
                                                                        2003                 2002                  2002
                                                                  ------------------   ------------------    ------------------
                                                                                 US GAAP                         Cdn. GAAP
                                                                                    (unaudited) (note 1)

Revenue                                                                 $   125,679           $   73,418            $   73,418
Cost of sales                                                                67,549               39,823                39,823
                                                                  ------------------   ------------------    ------------------
Gross margin                                                                 58,130               33,595                33,595
                                                                  ------------------   ------------------    ------------------
Expenses

Research and development net of government
funding of $0 (2002 - $3,603)                                                14,701               13,913                13,913
Selling, marketing and administration (note 4)                               28,970               28,529                28,529
Amortization                                                                  8,879                6,927                 7,032
Litigation (note 9)                                                           5,653                4,910                 4,910
                                                                  ------------------   ------------------    ------------------
                                                                             58,203               54,279                54,384
                                                                  ------------------   ------------------    ------------------
Loss from operations                                                            (73)             (20,684)              (20,789)
Investment income                                                             2,222                2,877                 2,877
                                                                  ------------------   ------------------    ------------------
Income (loss) before income taxes                                             2,149              (17,807)              (17,912)
                                                                  ------------------   ------------------    ------------------
Provision for (recovery of) income taxes (note 10)
Current                                                                           -                2,337                 2,337
Deferred                                                                          -               (5,912)               (5,949)
                                                                  ------------------   ------------------    ------------------
                                                                                  -               (3,575)               (3,612)
                                                                  ------------------   ------------------    ------------------
Net income (loss)                                                             2,149              (14,232)              (14,300)

Accumulated deficit, beginning of period                                   (179,221)             (32,370)              (31,239)

Common shares repurchased in excess of carrying amount                            -                 (544)                 (544)
                                                                  ------------------   ------------------    ------------------

Accumulated deficit, end of period                                     $  (177,072)         $   (47,146)          $    (46,083)
                                                                  ==================   ==================    ==================

Earnings (loss) per share (note 11)

Basic                                                                  $     0.03           $     (0.18)          $      (0.18)
                                                                  =================    ==================    ==================

Diluted                                                                $     0.03           $     (0.18)          $      (0.18)
                                                                  ==================   ==================    ==================

Weighted average number of common shares outstanding (000's)

Basic                                                                      77,662                77,753                 77,753

Diluted                                                                    81,630                77,753                 77,753


See notes to the consolidated financial statements.


                           Research In Motion Limited
                     Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Deficit


                                                                                     For the Six Months Ended
                                                                       August 30             August 31              August 31
                                                                          2003                 2002                   2002
                                                                     -----------------   ------------------    ------------------
                                                                                   US GAAP                        Cdn. GAAP
                                                                                     (unaudited) (note 1)

Revenue                                                                   $   230,140          $   145,054           $   145,054
Cost of sales                                                                 124,363               80,306                80,306
                                                                     -----------------   ------------------    ------------------
Gross margin                                                                  105,777               64,748                64,748
                                                                     -----------------   ------------------    ------------------
Expenses

Research and development net of government
funding of $0 (2002 - $7,167)                                                  29,088               26,538                26,538
Selling, marketing and administration (note 4)                                 57,029               56,502                56,502
Amortization                                                                   17,303               13,983                14,192
Litigation (note 9)                                                            13,112                4,910                 4,910
                                                                     -----------------   ------------------    ------------------
                                                                              116,532              101,933               102,142
                                                                     -----------------   ------------------    ------------------

Loss from operations                                                          (10,755)             (37,185)              (37,394)

Investment income                                                               4,718                6,031                 6,031
                                                                     -----------------   ------------------    ------------------

Loss before income taxes                                                       (6,037)             (31,154)              (31,363)
                                                                     -----------------   ------------------    ------------------
Provision for (recovery of) income taxes (note 10)
Current                                                                             -                3,513                 3,513
Deferred                                                                            -               (9,699)               (9,772)
                                                                     -----------------   ------------------    ------------------
                                                                                    -               (6,186)               (6,259)
                                                                     -----------------   ------------------    ------------------

Net loss                                                                       (6,037)             (24,968)              (25,104)

Accumulated deficit, beginning of period                                     (171,035)             (19,204)              (18,005)

Common shares repurchased in excess of carrying amount                              -               (2,974)               (2,974)
                                                                     -----------------   ------------------    ------------------
Accumulated deficit, end of period                                       $   (177,072)         $   (47,146)          $   (46,083)
                                                                     =================   ==================    ==================

Loss per share (note 11)

Basic and diluted                                                        $      (0.08)         $     (0.32)          $     (0.32)
                                                                     =================   ==================    ==================

Weighted average number of common shares outstanding (000's)

Basic and diluted                                                              77,469               78,223                78,223

See notes to the consolidated financial statements.



                           Research In Motion Limited
                     Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)


Consolidated Statements of Cash Flows

                                                                                     For the Three Months Ended
                                                                          August 30           August 31          August 31
                                                                             2003               2002                2002
                                                                         --------------    ----------------   ---------------
                                                                                   US GAAP                        Cdn. GAAP
                                                                                         (unaudited) (note 1)

Cash flows from operating activities

Net income (loss)                                                           $    2,149         $  (14,232)        $   (14,300)

Items not requiring an outlay of cash:

Amortization                                                                    14,824              7,200               7,304
Deferred income taxes                                                                -             (6,750)             (6,786)
Unrealized foreign exchange (gain) loss                                            134               (213)                (69)
                                                                         --------------    ----------------   -----------------
                                                                                17,107            (13,995)            (13,851)
                                                                         --------------    ----------------   -----------------

Net changes in non-cash working capital items:

Trade receivables                                                              (10,338)            (1,130)             (1,130)
Other receivables                                                                  889             (3,306)             (3,306)
Inventory                                                                        1,086              4,321               4,321
Prepaid expenses and other                                                       1,474               (701)               (618)
Accounts payable and accrued liabilities                                        11,581              8,094               8,094
Accrued litigation and related expenses (note 9)                                 5,262                  -                   -
Income taxes payable                                                                40              2,297               2,297
Deferred revenue                                                                 1,170             (2,828)             (2,828)
                                                                         --------------    ----------------   -----------------
                                                                                11,164              6,747               6,830
                                                                         --------------    ----------------   -----------------
                                                                                28,271             (7,248)             (7,021)
                                                                         --------------    ----------------   -----------------

Cash flows from financing activities

Change in restricted cash (note 9)                                              (7,614)                 -                   -
Issuance of share capital and warrants                                           4,691                102                 102
Buyback of common shares pursuant to Common Share Purchase Program                   -            (14,374)            (14,374)
Repayment of debt                                                                 (108)              (306)               (533)
                                                                         --------------    ----------------   -----------------
                                                                                (3,031)           (14,578)            (14,805)
                                                                         --------------    ----------------   -----------------

Cash flows from investing activities

Acquisition of investments held to maturity                                          -            (81,522)            (81,522)
Proceeds on sale or maturity of investments held to maturity                       373                  -                   -
Acquisition of capital assets                                                   (3,071)           (10,844)            (10,844)
Acquisition of intangible assets                                                (3,527)           (13,541)            (13,541)
Acquisition of subsidiaries                                                          -            (19,930)            (19,930)
Acquisition of holdings available for sale, at market                                -               (744)               (744)
Proceeds on sale and maturity of holdings available for sale, at market              -             75,308              75,308
                                                                         --------------    ----------------   -----------------
                                                                                (6,225)           (51,273)            (51,273)
                                                                         --------------    ----------------   -----------------

Foreign  exchange effect on cash and cash equivalents                             (232)                69                  69
                                                                         --------------    ----------------   -----------------

Net increase (decrease) in cash and cash equivalents for the period             18,783            (73,030)            (73,030)

Cash and cash  equivalents, beginning of period                                350,963            469,160             469,160
                                                                         --------------    ----------------   -----------------

Cash and cash  equivalents, end of period                                   $  369,746         $  396,130         $   396,130
                                                                         ==============    ================   =================

Cash and cash  equivalents are comprised as follows:

Balances with banks                                                         $   16,118         $    4,069          $    4,069
Short-term investments                                                         353,628            392,061             392,061
                                                                         --------------    ----------------   -----------------
                                                                            $  369,746         $  396,130         $   396,130
                                                                         ==============    ================   =================

See notes to the consolidated financial statements.


                           Research In Motion Limited
                     Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)


Consolidated Statements of Cash Flows

                                                                                      For the Six Months Ended
                                                                          August 30           August 31           August 31
                                                                            2003                2002                2002
                                                                       ----------------    ----------------    ----------------
                                                                                    US GAAP                       Cdn. GAAP
                                                                                       (unaudited) (note 1)

Cash flows from operating activities

Net loss                                                                   $   (6,037)         $  (24,968)         $  (25,104)

Items not requiring an outlay of cash:

Amortization                                                                   25,661              14,397              14,605
Deferred income taxes                                                               -             (12,104)            (12,176)
Unrealized foreign exchange (gain) loss                                          (207)               (479)                (49)
                                                                       ----------------    ----------------    ----------------
                                                                               19,417             (23,154)            (22,724)
                                                                       ----------------    ----------------    ----------------

Net changes in non-cash working capital items

Trade receivables                                                              (9,456)             (1,823)             (1,823)
Other receivables                                                              (1,728)                260                 260
Inventory                                                                       2,693              12,488              12,488
Prepaid expenses and other                                                       (679)             (1,113)             (1,030)
Accounts payable and accrued liabilities                                       17,677              10,340              10,340
Accrued litigation and related expenses (note 9)                               11,769                   -                   -
Income taxes payable                                                            1,049               2,758               2,758
Deferred revenue                                                                  305                (977)               (977)
                                                                       ----------------    ----------------    ----------------
                                                                               21,630              21,933              22,016
                                                                       ----------------    ----------------    ----------------
                                                                               41,047              (1,221)               (708)
                                                                       ----------------    ----------------    ----------------

Cash flows from financing activities

Change in restricted cash (note 9)                                            (14,498)                  -                   -
Issuance of share capital and warrants                                          5,572                 460                 460
Buyback of common shares pursuant to Common Share Purchase Program                  -             (24,502)            (24,502)
Financing costs, net of income tax benefits                                         -                   -                   -
Repayment of debt                                                                (197)               (427)               (940)
                                                                       ----------------    ----------------    ----------------
                                                                               (9,123)            (24,469)            (24,982)
                                                                       ----------------    ----------------    ----------------

Cash flows from investing activities

Acquisition of investments held to maturity                                         -             (81,522)            (81,522)
Proceeds on sale or maturity of investments held to maturity                   31,688                   -                   -
Acquisition of capital assets                                                  (6,662)            (29,031)            (29,031)
Acquisition of intangible assets                                              (27,653)            (20,039)            (20,039)
Acquisition of subsidiaries                                                         -             (19,930)            (19,930)
Acquisition of holdings available for sale, at market                               -             (41,900)            (41,900)
Proceeds on sale and maturity of holdings available for sale, at market             -             273,717             273,717
                                                                       ----------------    ----------------    ----------------
                                                                               (2,627)             81,295              81,295
                                                                       ----------------    ----------------    ----------------

Foreign exchange effect on cash and cash equivalents                             (232)                 49                  49
                                                                       ----------------    ----------------    ----------------

Net increase in cash and cash equivalents for the period                       29,065              55,654              55,654

Cash and cash  equivalents, beginning of year                                 340,681             340,476             340,476
                                                                       ----------------    ----------------    ----------------
Cash and cash  equivalents, end of period                                  $  369,746          $  396,130          $  396,130
                                                                       ================    ================    ================

See notes to the consolidated financial statements.


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three Month and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("US GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's (the "Company") audited financial statements for the year ended March 1, 2003. In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended August 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2004.

     Historically, the primary consolidated financial statements of Research In Motion Limited have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its results of operation, financial position and cash flows under US GAAP in its consolidated financial statements. A summary of the Company's financial position and results of operation, as presented under Canadian GAAP, and a reconciliation of Canadian GAAP financial reporting to US GAAP financial reporting, are included in note 14.

2.   IMPACT OF RECENTLY ISSUED ACCOUNTING  PRONOUCEMENTS

(a)  Guarantees

     In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in note 12. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for fiscal 2004 and prior years.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


(b)  Consolidation of Variable Interest Entities

     In January of 2003, FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires investors with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures about their involvement with entities that qualify as a VIE. A VIE includes, but is not limited to, an entity in which the equity investors do not have a controlling interest or in which the equity at risk is insufficient to finance the entity's activities without receiving subordinated financial support from other parties. The Company does not currently hold any investments considered to be a VIE.

(c)  Accounting for Asset Retirement Obligations

     In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. This standard is effective for the Company's fiscal 2004 year. The Company has determined that it does not have any asset retirement obligations.

(d)  Accounting for Derivative Instruments and Hedging

     In May 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging activities. The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company has determined that there is no effect on the adoption of SFAS 149.

(e) Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities

     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities. SFAS 150 addresses the accounting for: mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


     beginning after June 15, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 150.

3.   CAPITAL STOCK

(a)  Share capital


                                                                             Shares
                                                                          Outstanding          Amount
                                                                        ----------------------------------

                                                                            (000's)

       Authorized - unlimited number of common shares

       Common shares outstanding - March 1, 2003                                77,172         $  874,007

       Exercise of options                                                         761              5,572

                                                                        -----------------------------------

       Common shares outstanding - August 30, 2003                              77,933            879,579

       Common share purchase warrants outstanding at end of period                  75                370
                                                                        -----------------------------------
                                                                                78,008         $  879,949
                                                                        ===================================



     The Company had 77,936 common shares outstanding and 75 common share purchase warrants outstanding as at September 24, 2003.

(b)  Stock option plan

     The Company has an incentive stock option plan for directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding (in thousands) as at August 30, 2003 was 10,148 (March 1, 2003 - 10,101).

(c)  Stock based compensation

     Under US GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


     the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with US GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net loss and loss per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:


                                                                             For the three months ended
                                                                         August 30, 2003     August 31, 2002
                                                                         -----------------------------------

Net income (loss) - as reported                                           $   2,149            $  (14,232)
Estimated stock-based compensation costs for the period                       5,627                 5,045
                                                                          ----------------------------------
Net loss - proforma                                                       $  (3,478)           $  (19,277)
                                                                          ==================================
Proforma loss per common share:
  Basic and diluted                                                       $   (0.04)           $    (0.25)

Weighted average number of shares (000's):
  Basic and diluted                                                          77,662                77,753



                                                                             For the six months ended
                                                                         August 30, 2003    August 31, 2002
                                                                         -----------------------------------

Net loss - as reported                                                    $  (6,037)           $  (24,968)
Estimated stock-based compensation costs for the period                       9,016                10,032
                                                                          ------------------------------------
Net loss - proforma                                                       $ (15,053)           $  (35,000)
                                                                          ====================================

Proforma loss per common share:
  Basic and diluted                                                       $   (0.19)           $    (0.45)

Weighted average number of shares (000's):
  Basic and diluted                                                          77,469                78,223


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated



     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option pricing model with the following assumptions:



                                                                                  Three months ended
                                                                     August 30, 2003               August 31, 2002
                                                                     ---------------------------------------------

Weighted average Black-Scholes value of each option                          $  13.32           $    5.64

Assumptions:
  Risk free interest rates                                                        3.0%                4.5%
  Expected life in years                                                          4.0                 3.5
  Expected dividend yield                                                           0%                  0%
  Volatility                                                                       70%                 70%


                                                                                   Six months ended
                                                                     August 30, 2003               August 31, 2002
                                                                     ---------------------------------------------

Weighted average Black-Scholes value of each option                          $    9.76           $    9.01

Assumptions:
  Risk free interest rates                                                         3.0%                4.5%
  Expected life in years                                                           4.0                 3.5
  Expected dividend yield                                                            0%                  0%
  Volatility                                                                        70%                 70%



4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first six months of fiscal 2004 includes $126 with respect to foreign exchange gains (2003 - foreign exchange gain of $157). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its US dollar functional currency.

5.   INVESTMENTS HELD TO MATURITY

     During the six months ended August 30, 2003, the Company sold an investment in the held to maturity pool. This security had a net carrying value of $25,150 and the Company

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated



     realized a loss on the sale of $6. This security was sold due to credit concerns with the issuer.

6.   INTANGIBLE ASSETS

     Intangible assets are comprised as follows:


                                                                   August 30, 2003
                                                                     Accumulated          Net book
                                                       Cost         amortization           value
                                                       -----------------------------------------------
Acquired technology                                     $  10,012         $   2,720        $   7,292
Licences                                                   50,371             7,893           42,478
Patents                                                    22,403             3,064           19,339
                                                       ------------------------------------------------
                                                        $  82,786         $  13,677        $  69,109
                                                       ================================================


                                                                      March 1, 2003
                                                                       Accumulated           Net book
                                                        Cost           amortization           value
                                                        ------------------------------------------------

Acquired technology                                     $  10,012         $   1,684        $   8,328
Licences                                                   28,370             1,085           27,285
Patents                                                    16,751               885           15,866
                                                        ------------------------------------------------
                                                        $  55,133         $   3,654        $  51,479
                                                        ================================================



     During the current year's second quarter, the Company recorded provisions amounting to $3.8 million against the carrying values of certain of its intangible assets resulting from changes in the Company's current and intended product offerings, in order to reflect management's current estimates of net realizable values.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated




7.   COMPREHENSIVE NET INCOME (LOSS)

     The components of comprehensive net income (loss) are shown in the following table:


                                                                           For the three months ended
                                                                      August 30, 2003      August 31, 2002
                                                                      -------------------------------------

Net income (loss)                                                         $    2,149         $   (14,232)
Net change in derivative fair value during the period                            877              (1,527)
Amounts reclassified to earnings during the period                            (2,681)                (28)
                                                                          ----------------------------------
Comprehensive net income (loss)                                           $      345         $   (15,787)
                                                                          ===================================

                                                                           For the six months ended
                                                                      August 30, 2003      August 31, 2002
                                                                      ---------------------------------------

Net loss                                                                $    (6,037)         $   (24,968)
Net change in derivative fair value during the period                         6,438                1,733
Amounts reclassified to earnings during the period                           (4,250)                 506
                                                                        -------------------------------------
Comprehensive net loss                                                  $    (3,849)         $   (22,729)
                                                                        =====================================



     The unrealized gain is reflected in Prepaid expenses and other on the Consolidated Balance Sheets.

8.   RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

     The Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during the third quarter of fiscal 2004.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated



     The changes in the restructuring provision during the three months ended August 30, 2003 are summarized below:


                                              Balances as at       Cash       Balances as at
                                              March 1, 2003       Payments    August 30, 2003
                                            ---------------------------------------------------

Workforce reduction and related costs            $    648        $    (430)        $    218
Excess facilities and capital assets                1,924              (95)           1,829
                                            ------------------------------------------------
                                                $   2,572        $    (525)       $   2,047
                                            ================================================


     The balance of the restructuring provision of $2,047 as at August 30, 2003 is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

9.   LITIGATION

     As has been more fully disclosed in the Company's annual consolidated financial statements and notes as well as in its Annual Information Form ("AIF") for the year ended March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, both for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


     favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP Inc. pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprised of the following:

      o     Enhanced compensatory damages      $47.5 million
      o     Plaintiff attorney fees            $ 4.2 million
      o     Prejudgement interest              $ 2.0 million
                                               --------------
      o     Total                              $53.7 million
                                               --------------

     The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

     During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company will fund $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

     As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at August 30, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at August 30, 2003 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

10.  INCOME TAXES

     During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under generally accepted accounting principles with respect to the valuation of its deferred tax asset balance. As a significant degree of uncertainty existed regarding the realization of the deferred tax assets, a full valuation allowance was required.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


     During the second quarter of fiscal 2004, the Company's income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company continues to evaluate and examine the deferred tax asset and valuation allowance on a regular basis. As at August 30, 2003, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax asset. As a result of the valuation allowance, the Company has material unrecognized income tax benefits as at August 30, 2003.

11.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share.



                                                                             For the three months ended
                                                                             August 30,       August 31,
                                                                                2003             2002
                                                                             ----------------------------

Numerator for basic and diluted earnings (loss) per
share avaiable to common stockholders                                         $   2,149     $ (14,232)
                                                                             =============================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares
outstanding (000's)                                                              77,662        77,753
                                                                             ------------------------------

Effect of dilutive securities:

  Warrants                                                                            9             -

  Employee stock options                                                          3,959             -
                                                                             ------------------------------
Dilutive potential common shares                                                  3,968             -
                                                                             ------------------------------

Denominator for diluted earnings per share - adjusted weighted-average
shares and assumed conversions                                                   81,630        77,753
                                                                             ==============================

Earnings (loss) per share
  Basic                                                                       $   0.03      $  (0.18)
  Diluted                                                                     $   0.03      $  (0.18)



     The calculations for fully diluted earnings per share for the six months ended August 30, 2003 and August 31, 2002 are not required as the effect of the dilutive securities is anti-dilutive.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated



12.  CONTINGENCIES

(a)  Credit Facility

     The Company has secured a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and intends to utilize a $48 million carve-out portion of the Facility (the "carve-out") in order to satisfy the Company's liability and funding obligation in the NTP matter as described in note 9, with respect to certain components of the damages awarded by the Court, as well as estimated postjudgment interest. As of September 26, 2003, there has been no drawdown on this carve-out portion. The Company has pledged specific investments as security for this Facility.

     The Company has additional letter of credit facilities in the amount of $20,834 to support other operating and financing requirements; as at August 30, 2003 $11,218 of these facilities were unused. A general security agreement, a general assignment of book debts and cash have been provided as collateral for this facility.

(b)  Other Litigation

     In addition to the NTP matter discussed in note 9 and as has been more fully disclosed in the Company's annual consolidated financial statements and notes as well as in its AIF for the year ended March 1, 2003, the Company is the plaintiff in patent litigation with Good Technology, Inc. ("GTI"). At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the GTI actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


14.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's accrued warranty obligations from March 1, 2003 to August 30, 2003 was as follows:


     Accrued warranty obligations as at March 1, 2003                      $    5,170

     Actual warranty experience for the six months ended
     August 30, 2003                                                           (1,870)

     Warranty provision for the six months ended August 30, 2003                2,353
                                                                          ------------

     Accrued warranty obligations as at August 30, 2003                    $    5,653
                                                                          ============



15.  COMPARATIVE FIGURES

     Certain prior period financial data have been reclassified to conform to the current period's classification.

16. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES AND CANADA

     The consolidated financial statements of the Company have been prepared in accordance with US GAAP which conform in all material respects with Canadian GAAP except as set forth below. The Company's consolidated financial position, results of operations and cash flows were presented using Canadian GAAP in 2003 and all previous periods.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


     Consolidated Balance Sheets


                                                                             August 30,         March 1,
                                                                                   2003             2003
                                                                           ---------------------------------

     Total assets under US GAAP                                              $ 894,823        $ 861,656
     Adjustment - Start-up costs (a)                                                 -            1,393
     Adjustment - Derivative financial instruments (b)                          (5,627)          (3,440)
                                                                           -----------------------------

     Total assets under Canadian GAAP                                        $ 889,196        $ 859,609
                                                                           =============================

     Total shareholders' equity under US GAAP                                $ 708,504        $ 706,781
     Adjustment - Start-up costs (a)                                                 -            1,393
     Adjustment - Derivative financial instruments (b)                          (5,627)          (3,440)
                                                                           -----------------------------

     Total shareholders' equity under Canadian GAAP                          $ 702,877        $ 704,734
                                                                           =============================

     Consolidated Statements of Operations


                                                                               For the three months ended
                                                                               August 30,        August 31,
                                                                                    2003              2002
                                                                              -----------------------------

     Net income (loss) under US GAAP                                          $    2,149       $  (14,232)

     Adjustments - Canadian GAAP
       Start-up costs (a)                                                         (1,289)            (104)
       Future income taxes (a)                                                         -               36
                                                                               ----------------------------
     Net income (loss) under Canadian GAAP                                     $     860       $  (14,300)
                                                                               ============================

                                                                                For the six months ended
                                                                               August 30,        August 31,
                                                                                    2003              2002
                                                                               -----------------------------

     Net loss under US GAAP                                                    $  (6,037)      $  (24,968)
     Adjustments - Canadian GAAP
       Start-up costs (a)                                                         (1,393)            (209)
       Future income taxes (a)                                                         -               73
                                                                               ------------------------------
     Net loss under Canadian GAAP                                              $  (7,430)      $  (25,104)
                                                                               ==============================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated



(a)  Start-up costs

     As at February 28, 2001, under US GAAP, the Company had expensed the charges incurred during the start-up of the Company's United Kingdom operations. Canadian GAAP, Emerging Issues Committee EIC-27, Revenues and expenditures during the pre-operating period, prescribes that start-up costs should be deferred and amortized over a period not to exceed 5 years. The amortization effect and the tax effect of this adjustment are also reflected above. As of August 30, 2003 the Company has expensed all start-up costs previously incurred as the Company has determined that there is no remaining value to these costs as a result of changes in the underlying operations.

(b)  Derivative Financial Instruments

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows. Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates.

     Under US GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137 and 138, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions. The concept of comprehensive income is not recognized under Canadian GAAP.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated



(c)  Earnings (loss) per share

     The following table sets forth the computation of basic and diluted loss per share under Canadian GAAP.



                                                                                      For the three months ended
                                                                                      August 30,       August 31,
                                                                                           2003             2002
                                                                                     ----------------------------
Numerator for basic and diluted earnings (loss) per share available to
common stockholders                                                                  $   860         $ (14,300)
                                                                                     =============================

Denominator for basic earnings (loss) per share                                       77,662            77,753
                                                                                     =============================

Denominator for diluted earnings (loss) per share - weighted-average
shares and assumed conversions                                                        81,630            77,753
                                                                                     =============================

Earnings (loss) per share under Canadian GAAP
  Basic                                                                             $   0.01         $   (0.18)
  Diluted                                                                           $   0.01         $   (0.18)


                                                                                      For the six months ended
                                                                                    August 30,       August 31,
                                                                                         2003             2002
                                                                                    ----------------------------

Numerator for basic and diluted loss per share available to common                  $ (7,430)        $ (25,104)
stockholders
                                                                                    =============================

Denominator for basic and diluted loss per share                                      77,469            78,223
                                                                                    =============================

Loss per share under Canadian GAAP
  Basic and diluted                                                                 $  (0.10)        $   (0.32)



(d)  Accounting for stock compensation

     CICA 3870 requires proforma disclosures of net income (loss) and earnings
     (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded from fiscal 2003 and onwards. Under US GAAP, the same disclosure is required, however, it is applicable for all grants from inception as disclosed in note 3 (c). The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, as determined by using the Black-Scholes option pricing model, amortizing the indicated

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

For The Three and Six Month Periods Ended August 30, 2003 and August 31, 2002 In thousands of United States dollars, except per share data, and except as otherwise indicated


     value over the life of the underlying option on a straight-line basis:


                                                                                  For three months ended
                                                                                August 30,        August 31,
                                                                                      2003              2002
                                                                                -------------------------------

Net income (loss) under Canadian GAAP                                            $    860       $  (14,300)
Estimated stock-based compensation costs                                              964              321
                                                                                -------------------------------
Proforma net loss under Canadian GAAP                                            $   (104)      $  (14,621)
                                                                                 ===============================

Proforma net loss per common share
  Basic and diluted                                                              $      -       $    (0.19)

Weighted average number of shares (000's)
  Basic and diluted                                                                77,662           77,753


                                                                                     For six months ended
                                                                                 August 30,        August 31,
                                                                                     2003              2002
                                                                                 ------------------------------

Net loss under Canadian GAAP                                                     $ (7,430)      $  (25,104)
Estimated stock-based compensation costs                                            1,764              585
                                                                                -------------------------------
Proforma net loss under Canadian GAAP                                            $ (9,194)      $  (25,689)
                                                                                ===============================

Proforma net loss per common share
  Basic and diluted                                                              $  (0.12)      $    (0.33)

Weighted average number of shares (000's)
  Basic and diluted                                                                77,469           78,223



                                                                    DOCUMENT 3

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company's unaudited consolidated financial statements and the accompanying notes in this Interim Report to Shareholders for the three months and six months ended August 30, 2003.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's Consolidated Financial Statements and Notes which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). For fiscal years prior to 2004, the Company's Consolidated Financial Statements and Notes were prepared in accordance with Canadian GAAP. The comparative information in this report has been adjusted to conform with US GAAP. All financial information herein is presented in thousands of US dollars, except per share data, and except as otherwise indicated.

Overview

Research In Motion Limited ("RIM" or "the Company") is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM derives its revenues from the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements.

RIM's primary revenue stream is generated by BlackBerry, which includes sales of wireless handhelds, service and software. BlackBerry provides users with a wireless extension of their enterprise and personal email accounts, including Outlook, MSN/Hotmail, AOL and POP3/ISP email. In addition, BlackBerry, through its Mobile Data Service functionality, allows users to securely access data from their enterprise applications using the secure BlackBerry architecture. The Company's service revenue is generated in one of two forms: i) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold directly to

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



BlackBerry subscribers; or ii) a monthly infrastructure access fee to a carrier/distributor when a carrier or other distributor bills the BlackBerry subscriber. BlackBerry software is licensed to end customers. Revenue from software is derived from BES software, Client Access Licences ("CAL's") which are charged for each subscriber using the BlackBerry service and for upgrades to software. Revenues are also generated from sales of radio modems to OEM manufacturers ("OEM"), non-recurring engineering services ("NRE"), accessories and repair and maintenance programs.


Critical Accounting Policies


Please refer to the Company's MD&A for the year ended August 31, 2003.


Results of Operations


Three months ended August 30, 2003 compared to the three months ended August 31, 2002

Revenue

Revenue for the second quarter of fiscal 2004 was $125.7 million, an increase of $52.3 million or 71.2% from $73.4 million in the second quarter last year.

A comparative revenue breakdown is set out in the following table:

                                                                                                   Change
                                        Q2 2004                     Q2 2003                       2004/2003
                           ---------------------------------------------------------------------------------------

Handhelds                        $ 66,233        52.7%       $ 27,060        36.9%         $ 39,173       144.8%
Service                            40,140        31.9%         31,287        42.6%            8,853        28.3%
Software                           11,257         9.0%          4,451         6.1%            6,806       152.9%
OEM, NRE,
accessories and other               8,049         6.4%         10,620        14.4%           (2,571)      (24.2%)
                           ---------------------------------------------------------------------------------------
                                $ 125,679       100.0%       $ 73,418       100.0%         $ 52,261        71.2%
                           =======================================================================================


Handheld product revenues increased by $39.2 million or 144.8% to $66.2 million or 52.7% of consolidated revenues in the second quarter of 2004 compared to $27.1 million or 36.9% of revenues for the comparable prior period. This increase in handheld revenues over the prior year is primarily attributable to an increase in unit volumes by 116,000 to approximately 178,000 from 62,000 in the prior year's period. The Company has released a significant number of new products in the current fiscal year with respect to the GPRS, iDEN and CDMA1X wireless platforms that were not available in the prior

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



year's period. The fiscal 2004 volume increase was partially offset by a reduction in the average selling price in the current fiscal quarter when compared to the second quarter of 2003.

Service revenue increased $8.9 million or 28.3% to $40.1 million in the second quarter of 2004 from $31.3 million in fiscal 2003 and comprised 31.9% of consolidated revenues. BlackBerry subscribers increased by approximately 96,000 or 15.6% to approximately 711,000 in the current fiscal quarter from 615,000 as at May 31, 2003.

Software revenues increased $6.8 million or 152.9% to $11.3 million or 9.0% of revenue in the second quarter of 2004 from $4.5 million or 6.1% of revenue in the second quarter of fiscal 2003, generally following the trending of the growth in handhelds in fiscal 2004.

OEM, NRE, accessories and other revenues decreased to $8.0 million or 6.4% of consolidated revenues in the second quarter of fiscal 2004 compared to $10.6 million or 14.4% of revenues in the previous year's period. Growth in revenue streams such as accessories, OEM and other was more than offset by a reduction in NRE revenue as the result of the completion of a large NRE contract during the latter part of fiscal 2003.

Gross Margin

Gross margin increased to $58.1 million or 46.3% of revenue in the second quarter of fiscal 2004, compared to $33.6 million or 45.8% of revenue in the same period of previous year. The net improvement in consolidated gross margin percentage was primarily due to an increase in service and software revenues, which have higher gross margins than handhelds. During the current year's second quarter, the Company recorded provisions amounting to $2.8 million against the carrying values of certain of its intangible assets resulting from changes in the Company's current and intended product offerings, in order to reflect management's current estimates of net realizable values. Additionally, lower NRE revenue in the second quarter of fiscal 2004 versus the year earlier comparable quarter adversely impacts the current year's gross margin.

The Company's consolidated gross margin is influenced by changes in the overall revenue mix among handhelds, service, software and NRE. The Company's service and consolidated gross margins are influenced by changes in the percentage mix between RIM's BlackBerry direct subscribers and 2.5G BlackBerry subscribers, which are supported directly by the Company's carrier customers.

Research and Development

Gross research and development expenditures decreased by $2.8 million to $14.7 million or 11.7% of revenue in the fiscal quarter ended August 30, 2003 compared to $17.5 million or 23.9% of revenue in the previous year's quarter. Research and development expenditures consist primarily of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



support, as well as subcontracted research and development costs

The majority of the decrease in gross research and development costs is attributable to a reduction of external professional services, travel and engineering materials consumed as certain projects were completed.

The Company's current development agreement with Technology Partnerships Canada ("TPC") is related to a three-year research and development project under which total contributions from TPC would be a maximum of $23.3 million. The Company recorded all of the contributions as at March 1, 2003 and no further TPC funding reimbursements were due to RIM under this agreement as at or subsequent to March 1, 2003.

The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in the first two quarters of fiscal 2004 as in the Company's judgment, it is more likely than not that the Company will not realize the ITC's - see Income Taxes and note 10 to the Consolidated Financial Statements.

Net research and development expense for the second quarter of fiscal 2003, after accounting for government funding of $3.6 million, was $13.9 million or 19.0% of revenue.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased $0.5 million to $29.0 million for the current fiscal period compared to $28.5 million for the comparable period in fiscal 2003. As a percentage of revenue, selling, marketing and administrative expenses declined to 23.1% in the second quarter of fiscal 2004 versus 38.9% in the comparable quarter of the preceding year.

Fiscal 2004 expense increases were primarily on account of marketing, advertising and promotion and IT support, infrastructure and maintenance expenses. The increases were offset in part by decreases in compensation and travel costs.

Amortization

Amortization expense on account of capital and intangible assets increased by $2.0 million to $8.9 million for the three months ended August 30, 2003 compared to $6.9 million for the prior year's quarter. The current quarter's expense reflects capital and intangible asset expenditures for the second half of fiscal 2003 as well as the incremental effect of expenditures with respect to capital and intangible assets of $6.7 million and $27.7 million respectively in the first two quarters of fiscal 2004. Amortization of licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit.

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



Litigation

See also the discussion of the NTP, Inc. ("NTP") patent litigation matter in
Note 9 - Litigation Award.

First Quarter - Fiscal 2004

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, both for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

Second Quarter - Fiscal 2004

On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP.

The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprised of the following:

o        Enhanced compensatory damages               $  47.5 million
o        Plaintiff attorney fees                     $   4.2 million
o        Prejudgement interest                       $   2.0 million
                                                     ---------------
o        Total                                       $  53.7 million

The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004.

During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, to provide for postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The patent litigation provision is lower than the prior quarter, resulting from adjustments to previous estimates for professional fees, other costs and interest. The Company will fund $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



of the second quarter of fiscal 2004.

Postjudgment interest at a rate of 1.22% will accrue on the Final Order amount of $53.7 million, plus future quarterly enhanced compensatory damage amounts subsequent to the first quarter of fiscal 2004. The Company expects to incur a patent litigation provision for each of the third quarter of fiscal 2004 in the range of $7.5 million to $8.5 million.

The Company's management remains of the view that its products and services do not infringe upon any of NTP's patents and furthermore that the patents are invalid. Furthermore, the Company will continue to contest this matter. As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts from those for fiscal 2004 to date noted above and previously recorded in fiscal 2003 have been provided for as NTP litigation expenses as at August 30, 2003.

Investment Income

Investment income decreased to $2.2 million in the second quarter of fiscal year 2004 from $2.9 million in the comparable period of fiscal 2003. The decrease primarily reflects the reduction of the Company's average balances of cash, cash equivalents, marketable securities and long-term investments during the current quarter (opening balance of $509.7 million) compared with the comparable quarter of the preceding fiscal year (opening balance of $616.0 million). Subsequent to the first quarter of fiscal 2003, the Company invested a portion of its cash, cash equivalents and marketable securities into investments with maturities greater than one year. While the interest rate on the longer term investments has increased the overall yield on this portion of the total investment portfolio, short-term interest rates have declined to generally offset the yield gain on the longer term investments.

Income Taxes

The Company recorded no income tax expense in the second quarter of fiscal 2004 as the Company's income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets.

During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time and also in the fourth quarter of fiscal 2003 and the first quarter of 2004. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income (Loss)

Net income was $2.1 million or $0.03 per share basic and diluted in the second quarter of fiscal 2004 versus a net loss of $14.2 million or $0.18 per share in the prior year's comparable period.

Six months ended August 30, 2003 compared to the six months ended August 31,
2002

Revenue

Revenue for the first six months of fiscal 2004 was $230.1 million, an increase of $85.1 million or 58.7% from $145.1 million in the first half last year.

A comparative revenue breakdown is set out in the following table:


                                             Year to Date                                    Change
                                   Q2 2004                     Q2 2003                      2004/2003
                              ------------------------------------------------------------------------------
Handhelds                     $ 117,939       51.2%       $ 55,180       38.0%        $ 62,759      113.7%
Service                          79,182       34.4%         60,658       41.8%          18,524       30.5%
Software                         17,141        7.4%         10,264        7.1%                       67.0%
OEM, NRE,
accessories and other            15,878        7.0%         18,952       13.1%          (3,074)     (16.2%)
------------------------------------------------------------------------------------------------------------
                              $ 230,140      100.0%      $ 145,054      100.0%        $ 85,086       58.7%
============================================================================================================


Handheld product revenues increased by $62.8 million or 113.7% to $117.9 million or 51.2% of consolidated revenues in the first six months of 2004 compared to $55.2 million or 38.0% of revenues for the comparable prior year's period. This increase in handheld revenues over the prior year is primarily attributable to an increase in unit volumes of 179,000 to approximately 304,000 from 125,000 in the prior year's period. The Company had a significant number of new products in the current fiscal year with respect to the GPRS, iDEN and CDMA1X wireless platforms that were not available in the prior year's period. The fiscal 2004 volume increase was partially offset by a reduction in the average selling price in the current six months when compared to the first half of 2003.

Service revenue increased $18.5 million or 30.5% to $79.2 million in the first half of 2004 from $60.7 million in fiscal 2003 and comprised 34.4% of consolidated revenues. BlackBerry subscribers increased by approximately 177,000 or 33.1% to approximately 711,000 in the current period from 534,000 as at March 1, 2003.

Software revenues increased $6.9 million or 67.0% to $17.1 million or 7.4% of revenue in the first six months of 2004 from $10.3 million or 7.1% of revenue in the first half of

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



fiscal 2003, generally following the trending of the growth in handhelds in fiscal 2004.

OEM, NRE, accessories and other revenues decreased to $15.9 million or 7.0% of consolidated revenues in the first six months of fiscal 2004 compared to $19.0 million or 13.1% of revenues in the previous year's period. The increases in revenue streams such as accessories, OEM and other was more than offset by a reduction in NRE revenue as the result of the completion of a large NRE contract during the latter part of fiscal 2003.

Gross Margin

Gross margin increased $41.0 million or 63.4% to $105.8 million or 46.0% of revenue in the first six months of fiscal 2004, compared to $64.7 million or 44.6% of revenue in the comparable period of the previous year. The improvement in gross margin percentage was primarily due to increased margins on handheld products as a result of improved materials usage, reduced unfavourable manufacturing capacity variances (primarily due to increased production volumes and efficiencies in the first half of fiscal 2004 versus the prior year's period) and improved service margins.

Research and Development

For the first two fiscal quarters ended August 30, 2003, gross research and development expenditures decreased by $4.6 million or 13.7% to $29.1 million or 12.6% or revenue compared to $33.7 million or 23.2% of revenue in the prior year's comparable period.

The majority of the decrease in gross research and development costs is attributable to a reduction of external professional services, travel and engineering materials consumed as certain projects were completed.

Net research and development expense for the first half of fiscal 2003, after accounting for government funding of $7.2 million, was $26.5 million or 18.3% of revenue.

Selling, Marketing and Administration Expenses

For the current two fiscal quarters, selling, marketing and administrative expenses increased by $0.5 million to $57.0 million or 24.8% of revenue compared to $56.5 million or 39.0% of revenue in the comparable period of the prior year.

Fiscal 2004 expense increases were primarily on account of marketing, advertising and promotion and IT support, infrastructure and maintenance expenses. The increases were offset in part by decreases in compensation, travel costs and bad debts.

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



Amortization

For the first six months of fiscal 2004, amortization expense increased by $3.3 million to $17.3 million compared to $14.0 million in the prior year's first half. The current period's expense reflects incremental amortization with respect to capital and intangible asset expenditures for the final six months of fiscal 2003 as well as the incremental amortization for expenditures with respect to capital and intangible assets of $3.6 million and $24.1 million respectively in the first quarter of fiscal 2004. Amortization of licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit.

Investment Income

Investment income decreased $1.3 million to $4.7 million in the first six months of fiscal year 2004 from $6.0 million in the first half of fiscal 2003. The decrease primarily reflects the reduction of the Company's average balances of cash, cash equivalents, marketable securities and long-term investments during the current six month period (opening balance of $530.7 million) compared with the comparable period of the preceding fiscal year (opening balance of $644.6 million). Subsequent to the first quarter of fiscal 2003, the Company began to invest a portion of its cash, cash equivalents and marketable securities into investments with maturities greater than one year. While the interest rate on the longer term investments has increased the overall yield on this portion of the total investment portfolio, short-term interest rates have declined to generally offset the yield gain on the longer term investments.

Income Taxes

The Company recorded no income tax recovery or expense in the first half of fiscal 2004. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time and also in the fourth quarter of fiscal 2003 and the first quarter of 2004. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Loss

Net loss was $6.0 million or $0.08 per share basic and diluted in the fist six months of fiscal 2004 versus a net loss of $25.0 million or $0.32 per share in the prior year's comparable period.

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



Liquidity and Capital Resources

Three months ended August 30, 2003 compared to the three months ended August 31, 2002

Cash flow generated from operating activities was $28.3 million in the current quarter, primarily attributable to net income plus amortization totalling $17.1 million, compared to $7.2 million used in operating activities during the same quarter of the prior year. The majority of the net increase in non-cash working capital for the current year's quarter resulted from increases in accounts payable and accrued liabilities at $11.6 million and the NTP litigation liability at $5.3 million (see discussion following under NTP Litigation Funding), partially offset by a $10.4 million increase in trade receivables, consistent with RIM's quarterly revenue increase. The majority of the net increase in non-cash working capital for the prior year's quarter resulted from a reduction in inventory; as well as increases in accounts payable and accrued liabilities.

Cash flow used in financing activities was $3.0 million for the current quarter, including a $7.6 million increase in restricted cash (see discussion below under NTP Litigation Funding), partially offset by the issuance of share capital amounting to $4.7 million. Cash flows used in financing activities during the same quarter of the prior year of $14.6 million included the buyback of common shares of $14.4 million, pursuant to the Company's Common Share Purchase Program.

Cash flow used in investing activities, equalled $6.2 million for the second quarter of fiscal 2004, including capital and intangible asset expenditures of $3.1 million and $3.5 million respectively. For the second quarter of the prior fiscal year, cash flow used in investing activities, before accounting for the net change in marketable securities, equalled $125.8 million and included capital and intangible asset expenditures of $10.8 million and $13.5 million respectively, $19.9 million with respect to corporate acquisitions and $81.5 million for the acquisition of investments held to maturity. There was also a net decrease in marketable securities of $74.6 million, with a partially offsetting increase in investments held to maturity.

Cash, cash equivalents and investments held to maturity increased by $18.4 million to $528.1 million as at August 31, 2003 from $509.7 million as at May 31, 2003.

Six months ended August 30, 2003 compared to the six months ended August 31,
2002

For the current year to date, cash flow generated from operating activities was $41.0 million, compared to $1.2 million used in the prior year's half. The majority of the net increase in non-cash working capital of $21.6 million for the current year's quarter resulted from increases in accounts payable and accrued liabilities at $17.7 million and

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



the NTP litigation liability at $11.8 million (see discussion following under NTP Litigation Funding), partially offset by a $9.5 million increase in trade receivables, consistent with RIM's revenue increase.

During the current year's six month period, cash flow used in financing activities was $9.1 million including a $14.5 million increase in restricted cash (see discussion following under NTP Litigation Funding), partially offset by $5.6 million of proceeds upon the issuance of share capital. This compared to $24.5 million used in the prior year's two fiscal quarters, which was primarily the buyback of common shares pursuant to the Company's Common Share Purchase Program.

For the current fiscal year to date, cash flow used from investing activities equalled $2.6 million which included acquisitions of capital assets and intangible assets of $6.7 million and $27.7 million respectively, partially offset by proceeds realized on the sale of investments held to maturity of $31.7 million. For the first six months of fiscal 2003, cash flow used in investing activities, before accounting for the net change in marketable securities, equalled $150.5 million and included capital and intangible asset expenditures of $29.0 million and $20.0 million respectively, $19.9 million with respect to corporate acquisitions and $81.5 million for the acquisition of investments held to maturity. There was also a net decrease in investments available for sale of $231.8 million, with a partially offsetting increase in investments held to maturity.

Cash, cash equivalents and investments held to maturity decreased by $2.6 million to $528.1 million as at August 30, 2003 from $530.7 million as at March 1, 2003.

A comparative summary of cash, cash equivalents and investments held to maturity is set out below.

                                                              As At
                                                                                                    Change -
                                                                                                    Fiscal
                                      August 30, 2003     May 31, 2003      March 1, 2003         2004/2003
                                     --------------------------------------------------------------------------

Cash and cash equivalents                 $  369,746        $  350,963         $  340,681         $  29,065
Investments held to maturity                 158,342           158,715            190,030           (31,688)
                                     -----------------------------------------------------------------------
Cash, cash equivalents and                $  528,088        $  509,678         $  530,711         $  (2,623)
investments held to maturity
                                     ==========================================================================


NTP Litigation Funding

See also Litigation and notes 9 and 12(a) to the Interim Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages

                           Research In Motion Limited
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
            For the Three Months and Six Months Ended August 30, 2003



amount (the "quarterly deposit") into a bank escrow account, subsequent to the end of each fiscal quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues and will be set aside in escrow until the appeals process is complete. The quarterly deposit obligations for the first two quarters of fiscal 2004 are reflected as Restricted cash on the Consolidated Balance Sheet as at August 30, 2003.

Pending the completion of the appeals process, the Company intends to satisfy $46.8 million of the monetary award of the Final Order (which excludes the enhanced compensatory damages amount of $6.9 million with respect to the first quarter of fiscal 2004 already in the cash escrow account), along with provision for continuing postjudgment interest during the appeals process, by means of a letter of credit in the total amount of $48 million to be posted with the Court. The Company has established a credit facility with a financial institution in the amount of $70.0 million to accommodate this letter of credit, as well as other corporate requirements. This credit facility is collateralized by certain long-term investments.

Forward-Looking Statements

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend", anticipate, estimate, expect, believe, will, predicts and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include those set out in the Company's Annual Information Form dated July 17, 2003; and also as disclosed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations are made only as of the date hereof. The Company does not intend and does not assume any obligation to update these forward-looking statements.

                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         RESEARCH IN MOTION LIMITED
                                       --------------------------------------
                                                (Registrant)

Date:  September 25, 2003              By:  /s/ Dennis Kavelman
       -------------------------            ---------------------------------
                                                     (Signature)
                                            Dennis Kavelman
                                            Chief Financial Officer